Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX: WPM
March 20, 2019	NYSE: WPM

WHEATON PRECIOUS METALS ANNOUNCES RECORD GOLD PRODUCTION AND

SALES IN 2018 AND DECLARES FIRST QUARTERLY DIVIDEND OF 2019

Vancouver, British Columbia – Wheaton Precious Metals™ Corp. (“Wheaton” or the “Company”) is pleased to announce its results for the fourth quarter and year ended December 31, 2018. All figures are presented in United States dollars unless otherwise noted.

In the fourth quarter of 2018, Wheaton generated almost $110 million in operating cash flow, bringing total operating cash flow for the year to over $475 million. The strong cash flow generation was founded on production of over 370 thousand ounces of gold, 24 million ounces of silver and 14 thousand ounces of palladium, all in excess of the Company’s guidance. In addition, Wheaton had record gold production and sales in 2018.

Operational Overview

	Q4 2018	Q4 2017		Change	2018	2017		Change
Ounces produced
Gold	107,567		96,474	11.5%	373,239		355,104	5.1%
Silver	5,499		7,129	(22.9)%	24,474		28,289	(13.5)%
Palladium	5,869		-	n.a.	14,686		-	n.a.
Ounces sold
Gold	102,813		94,295	9.0%	349,168		337,205	3.5%
Silver	4,400		7,292	(39.7)%	21,733		24,644	(11.8)%
Palladium	5,049		-	n.a.	8,717		-	n.a.
Sales price per ounce
Gold	$1,229		$1,277	(3.8)%	$1,264		$1,257	0.6%
Silver	$14.66		$16.75	(12.5)%	$15.81		$17.01	(7.1)%
Palladium	$1,137	$	n.a.	n.a.	$1,060	$	n.a.	n.a.
Cash costs per ounce [1]
Gold [1]	$409		$399	2.5%	$409		$395	3.5%
Silver [1]	$4.66		$4.48	4.0%	$4.67		$4.49	4.0%
Palladium [1]	$205	$	n.a.	n.a.	$190	$	n.a.	n.a.
Cash operating margin per ounce [1]
Gold [1]	$820		$878	(6.6)%	$855		$862	(0.8)%
Silver [1]	$10.00		$12.27	(18.5)%	$11.14		$12.52	(11.0)%
Palladium [1]	$931	$	n.a.	n.a.	$870	$	n.a.	n.a.
Revenue	$196,591		$242,546	(18.9)%	$794,012		$843,215	(5.8)%
Net earnings (loss)	$6,828		$(137,712)	n.a.	$427,115		$57,703	640.2%
Per share	$0.02		$(0.31)	n.a.	$0.96		$0.13	638.5%
Adjusted net earnings [1]	$36,745		$82,323	(55.4)%	$213,782		$276,750	(22.8)%
Per share [1]	$0.08		$0.19	(55.5)%	$0.48		$0.63	(23.0)%
Operating cash flows	$108,461		$165,083	(34.3)%	$477,413		$538,808	(11.4)%
Per share [1]	$0.24		$0.37	(35.1)%	$1.08		$1.22	(11.5)%
Dividends declared [1]	$39,959		$39,815	0.4%	$159,619		$145,848	9.4%
Per share	$0.09		$0.09	0.0%	$0.36		$0.33	9.1%

All amounts in thousands except gold and palladium ounces produced and sold, per ounce amounts and per share amounts.

Highlights

●

Wheaton exceeded production guidance for gold, silver and palladium by 5%, 9% and 41%, respectively, for the year ended December 31, 2018. In addition, annual gold production and sales in 2018 represented a record for the Company.

●

The increase in attributable gold production for the three months and year ended December 31, 2018 was primarily due to the commencement of the San Dimas gold stream effective May 10, 2018, and the Stillwater precious metals stream effective July 1, 2018, as well as higher production at both Salobo and Constancia.

●

The decrease in attributable silver production for the three months and year ended December 31, 2018 was primarily due to the termination of the San Dimas silver stream effective May 10, 2018, all deliveries from the Lagunas Norte, Veladero, and Pierina mines ceasing effective March 31, 2018 in accordance with the Pascua-Lama PMPA and, for the annual period, lower production at Peñasquito due to lower throughput and planned lower grades from stockpiles during the commissioning of the now fully constructed Peñasquito Pyrite Leach Project (“PLP”).

●

The increase in gold sales for the three months and year ended December 31, 2018 was due to higher production levels, partially offset by negative changes in payable gold produced but not yet delivered to Wheaton.

●

The decrease in silver sales volume for the three months ended December 31, 2018 was due to the lower production levels coupled with negative changes in the balance of payable silver produced but not yet delivered to Wheaton, while for the annual period, the decrease in silver sales volume was due to lower production levels, partially offset by positive changes in payable silver produced but not yet delivered.

●

Declared quarterly dividend of $0.09 per common share. In addition, the Company has set a minimum quarterly dividend of $0.09 per common share for the duration of 2019, subject to the discretion of the Board of Directors.

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On December 13, 2018, the Company announced that it had reached a settlement with the Canada Revenue Agency (the “CRA”) which provides for a final resolution of the Company’s tax appeal in connection with the reassessment under transfer pricing rules of the 2005 to 2010 taxation years related to the income generated by the Company’s wholly-owned foreign subsidiaries outside of Canada. After the application of non-capital losses, the settlement results in no additional cash taxes in respect of the 2005 to 2010 taxation years. The transfer pricing principles reached in the settlement will apply to taxation years after 2010, including the 2011 to 2015 taxation years which are currently under audit and on a go forward basis subject to there being no material change in facts or change in law or jurisprudence.

●

On October 24, 2018, Vale S.A. (“Vale”) announced the approval of the Salobo III mine expansion, which would increase processing throughput capacity from 24 million tonnes per annum (“Mtpa”) to 36 Mtpa once fully ramped up (the “Salobo Expansion”).

Outlook

●

Wheaton’s estimated attributable production in 2019 is forecast to be 365,000 ounces of gold, 24.5 million ounces of silver and 22,000 ounces of palladium, resulting in gold equivalent production[2] of approximately 690,000 ounces.

●	For the five-year period ending in 2023, the Company estimates that average, annual gold equivalent production[2] will amount to 750,000 ounces.

Subsequent to the Quarter

●

Hudbay Minerals Inc. (“Hudbay”) announced its receipt of a Section 404 Water Permit from the U.S. Army Corps of Engineers for the Rosemont Project and that it expects to receive Rosemont’s Mine Plan of Operations from the U.S. Forest Service shortly.

“Wheaton had an exceptionally successful year with our precious metals business exceeding guidance for gold, silver and palladium resulting in cash flows of over $475 million,” said Randy Smallwood, President and Chief Executive Officer of Wheaton Precious Metals. “In addition to our strong production and cash flow in 2018, we were also able to optimize the San Dimas stream, add two additional high-quality streams from low-cost, long-life mines and reach a settlement in our long-running tax dispute with the CRA. From the firm foundation that 2018 has provided, we expect our portfolio to now deliver steady organic growth for the foreseeable future, coming from increasing grades and better recoveries at Peñasquito, the Blitz project at Stillwater ramping up to full capacity, the development of the Pampacancha deposit at Constancia, the ongoing expansion of the Salobo mine, continued improvements at San Dimas, and now, the strong possibility of Rosemont coming into production. With our sector-leading cash flows, high margins, and steady organic growth, Wheaton is primed to be the premier investment vehicle for precious metals investors worldwide.”

Financial Review

Revenues

Revenue was $197 million in the fourth quarter of 2018, on sales volume of 102,800 ounces of gold, 4.4 million ounces of silver and 5,000 ounces of palladium. This represents a 19% decrease from the $243 million of revenue generated in the fourth quarter of 2017 due primarily to (i) a 40% decrease in the number of silver ounces sold; (ii) a 12% decrease in the average realized silver price ($14.66 in Q4 2018 compared with $16.75 in Q4 2017); and (iii) a 4% decrease in the average realized gold price ($1,229 in Q4 2018 compared with $1,277 in Q4 2017); partially offset by (iv) a 9% increase in the number of gold ounces sold; and (v) the introduction of palladium sales effective Q3 2018.

Revenue was $794 million in the year ended December 31, 2018, on sales volume of 349,200 ounces of gold and 21.7 million ounces of silver. This represents a 6% decrease from the $843 million of revenue generated in 2017 due primarily to (i) a 12% decrease in the number of silver ounces sold and; (ii) a 7% decrease in the average realized silver price ($15.81 in 2018 compared with $17.01 in 2017); partially offset by (iii) a 4% increase in the number of gold ounces sold; and (iv) the introduction of palladium sales effective Q3 2018.

Costs and Expenses

Average cash costs¹ in the fourth quarter of 2018 were $409 per gold ounce sold, $4.66 per silver ounce sold and $205 per palladium ounce sold, as compared with $399 per gold ounce and $4.48 per silver ounce during the comparable period of 2017. This resulted in a cash operating margin¹ of $820 per gold ounce sold, $10.00 per silver ounce sold and $932 per palladium ounce sold, a reduction of 7% and 19% for gold and silver, respectively, as compared with Q4 2017. The decrease in the cash operating margin was primarily due to a 4% decrease in the average realized gold price and a 12% decrease in the average realized silver price in Q4 2018 compared with Q4 2017.

Average cash costs¹ during the year ended December 31, 2018 were $409 per gold ounce sold, $4.67 per silver ounce sold and $190 per palladium ounce sold, as compared with $395 per gold ounce sold and $4.49 per silver ounce sold during the comparable period of 2017. This resulted in a cash operating margin¹ of $855 per gold ounce sold, $11.14 per silver ounce sold and $870 per palladium ounce sold, a reduction of 1% and 11% for gold and silver, respectively, as compared with 2017. The decrease in the cash operating margin for silver was primarily due to a 7% decrease in the average realized silver price in 2018 compared with 2017.

Earnings and Operating Cash Flows

Adjusted net earnings¹ and cash flow from operations in the fourth quarter of 2018 were $37 million ($0.08 per share) and $108 million ($0.24 per share¹), compared with adjusted net earnings¹ of $82 million ($0.19 per share) and cash flow from operations of $165 million ($0.37 per share¹) for the same period in 2017, a decrease of 55% and 34%, respectively.

Adjusted net earnings¹ and cash flow from operations for the year ended December 31, 2018 were $214 million ($0.48 per share) and $477 million ($1.08 per share¹), compared with adjusted net earnings¹ of $277 million ($0.63 per share) and cash flow from operations of $539 million ($1.22 per share¹) for the same period in 2017, a decrease of 23% and 11%, respectively.

Balance Sheet

At December 31, 2018, the Company had approximately $76 million of cash on hand and $1.3 billion outstanding under the Company’s $2 billion revolving term loan (the “Revolving Facility”). On February 27, 2019, the term of the Revolving Facility was extended by an additional year, with the facility now maturing on February 27, 2024.

Tax Dispute Settlement

On December 13, 2018, the Company reached a settlement with the CRA which provides for a final resolution of Wheaton’s tax appeal in connection with the reassessment of the 2005 to 2010 taxation years under transfer pricing rules related to income generated by the Company’s foreign subsidiaries outside of Canada. The terms of the settlement provide that foreign income on earnings generated by Wheaton’s wholly-owned foreign subsidiaries will not be subject to tax in Canada. The transfer pricing principles reached in the settlement will apply to taxation years after 2010, including the 2011 to 2015 taxation years which are currently under audit and on a go forward basis subject to there being no material change in facts or change in law or jurisprudence. In addition, the settlement provided that the service fee charged by the Company for the services rendered to its foreign subsidiaries will be adjusted by, first, including the capital-raising costs incurred by the Company for the purpose of funding precious metals purchase agreements entered into by the Company’s foreign subsidiaries and secondly, increasing the markup on costs incurred by the Company that are charged to the foreign subsidiaries, including attributable capital-raising costs, from 20% to 30%.

The CRA Settlement resulted in total expenses of $29 million in respect of the 2005-2017 taxation years being reflected in the Statement of Earnings during the fourth quarter, including a non-cash income tax expense of $16 million, for a net cash expense of $13 million comprised of (i) $4 million of current income taxes; (ii) $4 million of interest and penalties; and (iii) $5 million of professional fees.

Fourth Quarter Asset Highlights

During the fourth quarter of 2018, attributable production was 107,600 ounces of gold, 5.5 million ounces of silver and 5,900 ounces of palladium, representing an increase of 11% and a decrease of 23% for gold and silver, respectively, as compared with the fourth quarter of 2017.

Operational highlights for the quarter ended December 31, 2018, based upon counterparties’ reporting, are as follows:

Salobo

In the fourth quarter of 2018, Salobo produced 77,000 ounces of attributable gold, an increase of approximately 1% relative to the fourth quarter of 2017. As per Vale’s third quarter 2018 MD&A, on October 24, 2018, Vale’s Board of Directors approved the Salobo Expansion, a brownfield expansion, which if completed as proposed, would increase processing throughput capacity to 36 Mtpa. Wheaton Precious Metals International Ltd. (“Wheaton International”) first entered into a gold purchase agreement with Vale in respect of the Salobo mine in 2013 and made subsequent amendments to the agreement in 2015 and 2016 (the “Gold Agreement”). As part of the Gold Agreement, if actual throughput is expanded above 28 Mtpa within a predetermined period, and depending on the grade of material processed, Wheaton will be required to make an additional payment to Vale based on a set fee schedule. As proposed, the Salobo Expansion would increase throughput capacity from 24 Mtpa to 36 Mtpa once fully ramped up. Vale has approved the investment of US$1.1 billion in the Salobo Expansion, with a start-up scheduled for the first half of 2022 and an estimated ramp-up of 15 months. Vale has indicated that the Salobo Expansion will encompass a third concentrator and will use Salobo’s existing infrastructure. As agreed to as part of the original Gold Agreement and based on Vale’s disclosure relating to size and timing of the Salobo Expansion, the Company estimates that an expansion payment of between $550 million to $650 million would be payable. Given Vale’s proposed schedule, this payment would likely be made no earlier than 2023.

Peñasquito

In the fourth quarter of 2018, Peñasquito produced 1.5 million ounces of attributable silver, a decrease of approximately 7% relative to the fourth quarter of 2017 due to lower throughput. According to Goldcorp Inc.’s fourth quarter of 2018 MD&A, higher than expected ore hardness impacted mill throughput in the quarter. In addition, commissioning of the PLP continued during the quarter, with the project having achieved commercial production as of December 31, 2018. The Carbon Pre-flotation Plant, a component of the PLP, achieved commercial production on October 1, 2018, and was successfully treating high-carbon ore during the fourth quarter of 2018.

Antamina

In the fourth quarter of 2018, Antamina produced 1.2 million ounces of attributable silver, a decrease of approximately 15% relative to the fourth quarter of 2017 as expected due to mine sequencing in the open pit.

San Dimas

In the fourth quarter of 2018, San Dimas produced 10,100 ounces of attributable gold. According to First Majestic Silver Corp.’s (“First Majestic”) fourth quarter of 2018 production report, the San Dimas mill processed a total of 172,641 tonnes with average gold and silver grades of 3.9 g/t and 262 g/t, respectively. The operation reportedly continued to process higher volumes from lower grade stopes left behind as they were deemed uneconomical under the old streaming agreement and have now become economical under the new streaming agreement.

Sudbury

In the fourth quarter of 2018, Vale’s Sudbury mines produced 7,100 ounces of attributable gold, a decrease of approximately 18% relative to the fourth quarter of 2017 primarily due to lower throughput and grades.

Constancia

In the fourth quarter of 2018, Constancia produced 4,300 ounces of attributable gold and 0.7 million ounces of attributable silver, an increase of approximately 45% and 12%, respectively, relative to the fourth quarter of 2017 due to higher precious metals grades and recovery.

Stillwater

In the fourth quarter of 2018, the Stillwater mines produced 3,500 ounces of attributable gold and 5,900 ounces of attributable palladium. On July 25, 2018, the Company, through its wholly owned subsidiary Wheaton International, completed the acquisition from Sibanye-Stillwater of a fixed percentage of gold and palladium production from the Stillwater mines. As part of the agreement, Wheaton International was entitled to the attributable gold and palladium production for which an offtaker payment was received after July 1, 2018, resulting in reported production for the third quarter including some material processed in the previous quarters. As a result, the Stillwater mines significantly outperformed the Company’s expectations in the first six months of the stream, with attributable production of 9,800 ounces of attributable gold and 14,700 ounces of attributable palladium relative to 2018 guidance of approximately 5,400 ounces of gold and 10,400 ounces of palladium.

Other Gold

In the fourth quarter of 2018, total Other Gold attributable production was 5,700 ounces, a decrease of approximately 35% relative to the fourth quarter of 2017. The decrease was due primarily to lower production at the Minto mine. As per Capstone Mining Corp’s (“Capstone”) news release dated October 11, 2018, the agreement under which Capstone had agreed to sell its Minto mine to Pembridge Resources plc has been terminated. In conjunction with this, Capstone placed the Minto mine on care and maintenance in the fourth quarter of 2018.

Other Silver

In the fourth quarter of 2018, total Other Silver attributable production was 2.1 million ounces, a decrease of approximately 3% relative to the fourth quarter of 2017. The slight decrease was driven primarily by the cessation of attributable production from the Lagunas Norte, Veladero and Pierina mines as the silver purchase agreement with Barrick Gold Corp. (“Barrick”) related to these mines expired on March 31, 2018, and lower production at Yauliyacu, partially offset by the start-up of attributable production at the Aljustrel mine.

Produced But Not Yet Delivered 3

As at December 31, 2018, payable ounces attributable to the Company produced but not yet delivered amounted to 77,500 payable gold ounces, 3.3 million payable silver ounces and 5,300 payable palladium ounces, representing a decrease of 100 payable gold ounces, an increase of 0.2 million payable silver ounces and an increase of 600 payable palladium ounces during the three month period ended December 31, 2018. Payable gold ounces produced but not yet delivered decreased slightly primarily as a result of decreases related to the Salobo and Other gold interests partially offset by increases related to the San Dimas and Sudbury gold interests. Payable silver ounces produced but not yet delivered increased primarily as a result of increases related to the Peñasquito partially offset by a decrease related to the Antamina silver interest. Payable ounces produced but not yet delivered to the Wheaton group of companies are expected to average approximately two to three months of annualized production for both gold and palladium and two months for silver but may vary from quarter to quarter due to a number of mining operation factors including mine ramp-up and timing of shipments.

Detailed mine-by-mine production and sales figures can be found in the Appendix to this press release and in Wheaton’s consolidated MD&A in the ‘Results of Operations and Operational Review’ section.

Subsequent to the Quarter

Rosemont

Hudbay announced its receipt of a Section 404 Water Permit from the U.S. Army Corps of Engineers. Hudbay has indicated that it expects to receive Rosemont’s Mine Plan of Operations from the U.S. Forest Service shortly.

As a reminder, Wheaton’s wholly owned subsidiary Wheaton International has a precious metals purchase agreement with Hudbay on Rosemont, which in exchange for an upfront payment of $230 million, entitles the Company to 100% of payable gold and silver produced from Rosemont at a cash price of $450 per ounce of gold and $3.90 per ounce of silver, subject to an annual adjustment for inflation. In February 2019, Wheaton International amended the Rosemont PMPA with Hudbay. As a result of the amendment and given that all material permits have now been received, Wheaton International is committed to pay Hudbay the upfront payment in two instalments, with the first $50 million being advanced upon the request of Hudbay conditional on Hudbay demonstrating that it has sufficient capital to complete construction of Rosemont, development and construction of Rosemont having commenced and other customary conditions. The balance of $180 million will be advanced following a request by Hudbay, conditional on project costs of at least $98 million having been incurred on the Rosemont project and other customary conditions. Additionally, under the terms of the amendment, Hudbay has provided a corporate guarantee and Wheaton International will be entitled to certain delay payments, including where construction ceases in any material respect or if the completion test is not achieved within agreed upon timelines.

Dividend

First Quarterly Dividend

The first quarterly cash dividend for 2019 of US$0.09 will be paid to holders of record of Wheaton Precious Metals common shares as of the close of business on April 5, 2019 and will be distributed on or about April 18, 2019.

Under the Company’s dividend policy, the quarterly dividend per common share is targeted to equal approximately 30% of the average cash generated by operating activities in the previous four quarters divided by the Company’s then outstanding common shares, all rounded to the nearest cent. To minimize volatility in quarterly dividends, the Company has set a minimum quarterly dividend of $0.09 per common share for the duration of 2019.

The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors. This dividend qualifies as an ‘eligible dividend’ for Canadian income tax purposes.

Dividend Reinvestment Plan

The Company has previously implemented a Dividend Reinvestment Plan (“DRIP”). Participation in the DRIP is optional. For the purposes of this first quarterly dividend, the Company has elected to issue common shares under the DRIP through treasury at a 3% discount to the Average Market Price, as defined in the DRIP. However, the Company may, from time to time, in its discretion, change or eliminate the discount applicable to Treasury Acquisitions, as defined in the DRIP, or direct that such common shares be purchased in Market Acquisitions, as defined in the DRIP, at the prevailing market price, any of which would be publicly announced.

The DRIP and enrollment forms are available for download on the Company’s website at www.wheatonpm.com, accessible by quick links directly from the home page, and can also be found in the ‘investors’ section, under the ‘dividends’ tab.

Registered shareholders may also enroll in the DRIP online through the plan agent’s self-service web portal at:

https://www.canstockta.com/en/InvestorServices/Investor_Information/Issuer_List/IssuerDetail.jsp?companyCode=1501 .

Beneficial shareholders should contact their financial intermediary to arrange enrollment. All shareholders considering enrollment in the DRIP should carefully review the terms of the DRIP and consult with their advisors as to the implications of enrollment in the DRIP.

This press release is not an offer to sell or a solicitation of an offer of securities. A registration statement relating to the DRIP has been filed with the U.S. Securities and Exchange Commission and may be obtained under the Company’s profile on the U.S. Securities and Exchange Commission’s website at http://www.sec.gov. A written copy of the prospectus included in the registration statement may be obtained by contacting the Corporate Secretary of the Company at 1021 West Hastings Street, Suite 3500, Vancouver, British Columbia, Canada V6E 0C3.

Reserves and Resources

As of December 31, 2018, Proven and Probable Mineral Reserves attributable to Wheaton were 11.75 million ounces of gold compared with 11.28 million ounces as reported in Wheaton’s 2017 Annual Information Form (“AIF”), an increase of 4%, 542.1 million ounces of silver compared with 575.2 million ounces, a decrease of 6%, 0.66 million ounces of palladium and 32.6 million pounds of cobalt. On an attributable Measured and Indicated Mineral Resource basis, gold resources were 2.89 million ounces compared with 2.67 million ounces as reported in Wheaton’s 2017 AIF, an increase of 8%, silver resources were 784.4 million ounces compared with 887.0 million ounces, a decrease of 12%, and 1.6 million pounds of cobalt. On an attributable Inferred Mineral Resource basis, gold resources were 4.08 million ounces compared with 2.71 million ounces as reported in Wheaton’s 2017 AIF, an increase of 50%, silver resources were 432.7 million ounces compared with 446.5 million ounces, a decrease of 3%, 0.36 million ounces of palladium and 9.3 million pounds of cobalt.

Estimated attributable reserves and resources contained in this press release are based on information available to the Company as of March 20, 2019, and therefore will not reflect updates, if any, after that date. Updated reserves and resources data incorporating year-end 2018 estimates will also be included in the Company’s 2018 Annual Information Form. Wheaton’s most current attributable reserves and resources, as of December 31, 2018, can be found on the Company’s website at www.wheatonpm.com.

Outlook

Wheaton’s estimated attributable precious metals production in 2019 is forecast to be approximately 365,000 ounces of gold, 24.5 million ounces of silver and 22,000 ounces of palladium, resulting in gold equivalent production2 of approximately 690,000 ounces. For the five-year period ending in 2023, the Company estimates that average annual gold equivalent production2 will amount to 750,000 ounces.

In 2019, forecast silver production growth from Peñasquito is expected to be partially offset by the change in the San Dimas stream from silver to gold as well as the cessation in 2018 of production from assets with fixed terms. Gold production in 2019 is expected to be slightly below 2018 as a result of lower grades at Salobo due to mine sequencing (most pronounced in the first quarter of 2019) being partially offset by increased attributable gold production from the San Dimas mine. At Constancia, Hudbay expects to begin mining the Pampacancha satellite deposit later in 2019, which has significantly higher precious metals grades than what is currently being mined; however, given the lack of a definitive schedule at this point, forecast gold production in 2019 does not include any contribution from the Pampacancha deposit4. Palladium production is expected to increase in 2019 as the Company has its first full year of production from the Stillwater stream, which was acquired in July of 2018.

Average production over the next five years is expected to increase primarily due to continued production growth from Peñasquito, Constancia and Stillwater as well as the commencement of the Voisey’s Bay stream in 2021. At Peñasquito, grades are expected to increase and the addition of the PLP should improve recoveries. At Constancia, production from the Pampacancha deposit is included in Wheaton’s five-year production average. Palladium and gold production from Stillwater is expected to increase with the continued ramp-up of the Blitz project, which is expected to reach full capacity in 2021. In addition, effective January 1, 2021, Wheaton will be entitled to receive from Vale an amount of cobalt equal to 42.4% of the Voisey’s Bay mine cobalt production. And lastly, Wheaton does not include any production from Barrick’s Pascua-Lama project or Hudbay’s Rosemont project in its estimated average five-year production guidance5.

From a liquidity perspective, the $76 million of cash and cash equivalents as at December 31, 2018 combined with the liquidity provided by the available credit under the $2 billion Revolving Facility and ongoing operating cash flows positions the Company well to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive precious metal stream interests.

Webcast and Conference Call Details

A conference call and webcast will be held Thursday, March 21, 2019, starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	888-231-8191
Dial from outside Canada or the US:	647-427-7450
Pass code:	5184315
Live audio webcast:	www.wheatonpm.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and available until March 28, 2019 at 11:59 pm (Eastern Time). The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	855-859-2056
Dial from outside Canada or the US:	416-849-0833
Pass code:	5184315
Archived audio webcast:	www.wheatonpm.com

This earnings release should be read in conjunction with Wheaton Precious Metals’ MD&A and Financial Statements, which are available on the Company’s website at www.wheatonpm.com and have been posted on SEDAR at www.sedar.com.

Mr. Wes Carson, P. Eng., Vice President, Mining Operations and Neil Burns, P. Geo., Vice President of Technical Services for Wheaton Precious Metals, are a “qualified person” as such term is defined under National Instrument 43-101, and have reviewed and approved the technical information disclosed in this news release (specifically Mr. Carson has reviewed production figures and Mr. Burns has reviewed mineral reserves and resource estimates).

Wheaton Precious Metals believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards. This confirmation is located on the Wheaton Precious Metals website at

http://www.wheatonpm.com/Company/corporate-governance/default.aspx.

End Notes

1 Please refer to non-IFRS measures at the end of this press release. Dividends declared in the referenced calendar quarter, relative to the financial results of the prior quarter.

2 Gold equivalent ounces for 2018 actual production and sales are calculated by converting silver to a gold equivalent by using the ratio of the average price of silver to the average price of gold and by converting palladium to a gold equivalent by using the average price of palladium to the average price of gold, with all figures being as per the London Bullion Metal Exchange during 2018. Gold equivalent production forecasts for 2018, 2019 and the five-year average are based on the following commodity price assumptions: $1,300 / ounce gold, $16 / ounce silver, $1,350 / ounce palladium, and $21 / pound of cobalt.

3 Payable gold, silver and palladium ounces produced but not yet delivered are based on management estimates and may be updated in future periods as additional information is received.

4 As per Wheaton’s precious metals purchase agreement with Hudbay, Wheaton is entitled to a delay payment payable in gold ounces from Hudbay as a result of the delay in mining the Pampacancha zone. The gold ounces delivered to Wheaton are included in the Company’s production guidance.

5 In preparing the long-term production forecast, Wheaton has considered the impact of Vale’s recently announced approval of the Salobo III copper project, a brownfield expansion, which if completed as proposed, would increase processing throughput capacity from 24 Mtpa to 36 Mtpa once fully ramped up (the “Salobo Expansion”). However, readers are cautioned that Vale has not finalized its mine plan and as such, Wheaton has not included any production growth as a result of the Salobo Expansion.

Summarized Financial Results

	2018	2017	2016

Precious metal production
Attributable gold ounces produced	373,239	355,104	366,378
Attributable silver ounces produced (000’s)	24,474	28,289	30,029
Attributable palladium ounces produced	14,686	-	-
Attributable GEOs produced [1]	688,120	738,650	778,165
Attributable SEOs produced (000’s) [1]	55,588	54,482	56,743
Precious metal sales
Gold ounces sold	349,168	337,205	330,009
Silver ounces sold (000’s)	21,733	24,644	28,322
Palladium ounces sold	8,717	-	-
GEOs sold [1]	625,271	671,330	718,430
SEOs sold (000’s) [1]	50,511	49,517	52,388
Average realized price ($‘s per ounce)
Average realized gold price	$1,264	$1,257	$1,246
Average realized silver price	$15.81	$17.01	$16.96
Average realized palladium price	$1,060	n.a.	n.a.
Average realized gold equivalent price [1]	$1,270	$1,256	$1,241
Average realized silver equivalent price [1]	$15.72	$17.03	$17.02
Average cash cost ($‘s per ounce) [2]
Average gold cash cost	$409	$395	$391
Average silver cash cost	$4.67	$4.49	$4.42
Average palladium cash cost	$190	n.a.	n.a.
Average gold equivalent cash cost [1]	$393	$363	$354
Average silver equivalent cash cost [1]	$4.87	$4.92	$4.86
Average depletion ($‘s per ounce) [2]
Average gold depletion	$419	$417	$479
Average silver depletion	$4.69	$4.94	$5.32
Average palladium depletion	$463	n.a.	n.a.
Average gold equivalent depletion [1]	$403	$391	$430
Average silver equivalent depletion [1]	$4.99	$5.30	$5.89
Total revenue ($000’s)	$794,012	$843,215	$891,557
Net earnings ($000’s)	$427,115	$57,703	$195,137
Earnings (loss) per share
Basic	$0.96	$0.13	$0.45
Diluted	$0.96	$0.13	$0.45
Adjusted net earnings [3] ($000’s)	$213,782	$276,750	$266,137
Adjusted earnings per share [3]
Basic	$0.48	$0.63	$0.62
Diluted	$0.48	$0.63	$0.62
Cash flow from operations ($000’s)	$477,413	$538,808	$584,301
Dividends
Dividends declared ($000’s)	$159,619	$145,848	$90,612
Dividends declared per share	$0.36	$0.33	$0.21
Total assets ($000’s)	$6,470,046	$5,683,313	$6,153,319
Total non-current financial liabilities ($000’s)	$1,269,178	$771,430	$1,194,012
Total other liabilities ($000’s)	$28,952	$12,219	$19,319
Shareholders’ equity ($000’s)	$5,171,916	$4,899,664	$4,939,988
Shares outstanding	444,336,361	442,724,309	441,456,217

1)

Gold equivalent ounces (GEOs) and silver equivalent ounces (SEOs) are provided to assist the reader. GEOs are calculated by converting silver to a gold equivalent by using the ratio of the average price of gold to the average price of silver and by converting palladium to a gold equivalent by using the average price of gold to the average price of palladium. SEOs are calculated by converting gold to a silver equivalent by using the ratio of the average price of gold to the average price of silver and by converting palladium to a silver equivalent by using the average price of palladium to the average price of silver. Average prices are as per the LBMA during the period.

2)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
3)	Refer to discussion on non-IFRS measure (i) at the end of this press release.

Consolidated Statements of Earnings

	Years Ended December 31

(US dollars and shares in thousands, except per share amounts)	2018	2017

Sales	$794,012	$843,215

Cost of sales

Cost of sales, excluding depletion	$245,794	$243,801

Depletion	252,287	262,380

Total cost of sales	$498,081	$506,181

Gross margin	$295,931	$337,034

General and administrative [1]	51,650	34,673

Impairment charges	-	228,680

Earnings from operations	$244,281	$73,681

Gain on disposal of mineral stream interest	(245,715)	-

Other (income) expense	5,826	(13,535)

Earnings before finance costs and income taxes	$484,170	$87,216

Finance costs	41,187	30,399

Earnings before income taxes	$442,983	$56,817

Income tax (expense) recovery	(15,868)	886

Net earnings	$427,115	$57,703

Basic earnings per share	$0.96	$0.13

Diluted earnings per share	$0.96	$0.13

Weighted average number of shares outstanding

Basic	443,407	441,961

Diluted	443,862	442,442
1) Equity settled stock based compensation (a non-cash item) included in general and administrative expenses.	$5,432	$5,051

Consolidated Balance Sheets

	As at December 31	As at December 31
(US dollars in thousands)	2018	2017

Assets

Current assets

Cash and cash equivalents	$75,767	$98,521

Accounts receivable	2,396	3,194

Other	1,541	1,700

Total current assets	$79,704	$103,415

Non-current assets

Mineral stream interests	$6,156,839	$5,423,277

Early deposit mineral stream interests	30,241	21,722

Mineral royalty interest	9,107	9,107

Long-term equity investments	164,753	95,732

Investment in associates	2,562	2,994

Convertible note receivable	12,899	15,777

Other	13,941	11,289

Total non-current assets	$6,390,342	$5,579,898

Total assets	$6,470,046	$5,683,313

Liabilities

Current liabilities

Accounts payable and accrued liabilities	$19,883	$12,118

Current taxes payable	3,361	-

Current portion of performance share units	5,578	-

Other	19	25

Total current liabilities	$28,841	$12,143

Non-current liabilities

Bank debt	$1,264,000	$770,000

Deferred income taxes	111	76

Performance share units	5,178	1,430

Total non-current liabilities	$1,269,289	$771,506

Total liabilities	$1,298,130	$783,649

Shareholders’ equity

Issued capital	$3,516,437	$3,472,029

Reserves	7,893	77,007

Retained earnings	1,647,586	1,350,628

Total shareholders’ equity	$5,171,916	$4,899,664

Total liabilities and shareholders’ equity	$6,470,046	$5,683,313

Consolidated Statements of Cash Flows

	Years Ended December 31

(US dollars in thousands)	2018	2017

Operating activities
Net earnings	$427,115	$57,703
Adjustments for
Depreciation and depletion	253,343	263,352
Gain on disposal of mineral stream interest	(245,715)	-
Impairment charges	-	228,680
Interest expense	35,839	24,993
Equity settled stock based compensation	5,432	5,051
Performance share units	9,517	140
Income tax expense (recovery)	15,868	(886)
Loss on fair value adjustment of share purchase warrants held	124	6
Receipt of shares in exchange for contractual modifications	-	(7,500)
Share in losses of associate	432	-
Fair value (gain) loss on convertible note receivable	2,878	(215)
Investment income recognized in net earnings	(829)	(467)
Other	(46)	(214)
Change in non-cash working capital	8,964	(6,346)
Cash generated from operations before income taxes and interest	$512,922	$564,297
Income taxes paid	(960)	(579)
Interest paid	(35,373)	(25,243)
Interest received	824	333

Cash generated from operating activities	$477,413	$538,808

Financing activities
Bank debt repaid	$(330,500)	$(423,000)
Bank debt drawn	824,500	-
Credit facility extension fees	(1,205)	(1,311)
Share purchase options exercised	1,027	1,181
Dividends paid	(132,915)	(121,934)

Cash (used for) generated from financing activities	$360,907	$(545,064)

Investing activities
Mineral stream interests	$(1,116,955)	$-
Early deposit mineral stream interests	(8,709)	(1,721)
Net proceeds on disposal of mineral stream interests [1]	226,000	1,022
Acquisition of long-term investments	(5,863)	(129)
Acquisition of convertible note receivable	-	(15,562)
Investment in associate	-	(2,994)
Proceeds on disposal of long-term investments	47,734	-
Dividend income received	80	60
Other	(3,613)	(249)

Cash used for investing activities	$(861,326)	$(19,573)

Effect of exchange rate changes on cash and cash equivalents	$252	$55

Decrease in cash and cash equivalents	$(22,754)	$(25,774)
Cash and cash equivalents, beginning of year	98,521	124,295

Cash and cash equivalents, end of year	$75,767	$98,521

1)

During the three months ended March 31, 2017, the Company received an additional $1 million settlement related to the November 4, 2014 bankruptcy of Mercator Minerals Ltd. (“Mercator”) with whom Wheaton Precious Metals had a silver purchase agreement relative to Mercator’s Mineral Park mine in the United States.

Summary of Ounces Produced

	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017

Gold ounces produced ²

Sudbury [3]	7,053	6,510	6,476	3,511	8,568	8,519	7,468	9,182

Salobo	76,995	68,648	63,949	61,513	76,153	72,980	57,514	58,009

Constancia	4,266	3,261	3,187	3,315	2,947	2,498	2,332	2,431

San Dimas [4]	10,092	10,642	5,726	-	-	-	-	-

Stillwater	3,472	6,376	-	-	-	-	-	-

Other

Minto [5]	1,441	2,546	2,554	2,707	3,328	6,105	6,063	9,734

777	4,248	4,124	4,982	5,645	5,478	5,114	6,259	4,422

Total Other	5,689	6,670	7,536	8,352	8,806	11,219	12,322	14,156

Total gold ounces produced	107,567	102,107	86,874	76,691	96,474	95,216	79,636	83,778

Silver ounces produced [2]

San Dimas [4]	-	-	607	1,606	1,324	1,043	973	623

Peñasquito	1,455	1,050	1,267	1,450	1,561	1,641	1,483	1,339

Antamina	1,225	1,406	1,394	1,304	1,434	1,686	1,832	1,420

Constancia	695	682	552	598	621	572	506	500

Other

Los Filos	29	21	33	29	48	43	42	32

Zinkgruvan	608	530	453	565	619	710	493	538

Yauliyacu	233	597	719	550	335	588	607	562

Stratoni	149	165	211	137	131	137	171	166

Minto [5]	8	25	30	35	30	43	42	56

Neves-Corvo	509	458	421	405	305	341	316	330

Aljustrel	475	514	138	-	-	-	-	-

Cozamin [6]	-	-	-	-	-	-	17	397

Lagunas Norte [7]	-	-	-	217	253	243	218	210

Pierina [7]	-	-	-	107	111	107	114	137

Veladero [7]	-	-	-	265	211	201	144	158

777	113	136	152	146	146	145	138	96

Total Other	2,124	2,446	2,157	2,456	2,189	2,558	2,302	2,682

Total silver ounces produced	5,499	5,584	5,977	7,414	7,129	7,500	7,096	6,564

Palladium ounces produced ²

Stillwater	5,869	8,817	-	-	-	-	-	-

GEOs produced [8]	178,215	178,126	162,522	170,203	189,909	194,019	176,786	177,560

SEOs produced [8]	15,044	14,394	12,840	13,495	14,491	14,728	12,913	12,429

Gold / Silver Ratio [8]	84.4	80.8	79.0	79.3	76.3	75.9	73.0	70.0

Palladium / Silver Ratio [8]	79.1	63.4	59.2	61.8	59.3	53.5	47.7	44.0

Gold / Palladium Ratio [8]	1.1	1.3	1.3	1.3	1.3	1.4	1.5	1.6

Average payable rate [2]

Gold	95.5%	95.2%	94.7%	94.4%	94.8%	94.8%	94.5%	94.7%

Silver	84.0%	84.3%	86.8%	89.7%	90.1%	90.0%	91.0%	89.5%

Palladium	96.4%	94.6%	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.

1)	All figures in thousands except gold and palladium ounces produced.
2)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures and average payable rates are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests. The Stobie gold interest was placed into care and maintenance as of May 2017.
4)

Pursuant to the San Dimas SPA with Primero, the Company acquired 100% of the payable silver produced at San Dimas up to 6 million ounces annually, and 50% of any excess for the life of the mine. The San Dimas SPA was terminated on May 10, 2018 and concurrently the Company entered into the new San Dimas PMPA.

5)	The Minto mine was placed into care and maintenance in October 2018.
6)	The Cozamin precious metal purchase agreement expired on April 4, 2017.
7)	In accordance with the Pascua-Lama precious metal purchase agreement, all deliveries from Lagunas Norte, Pierina and Veladero ceased effective March 31, 2018.
8)

GEOs and SEOs are provided to assist the reader. GEOs are calculated by converting silver to a gold equivalent by using the ratio of the average price of gold to the average price of silver and by converting palladium to a gold equivalent by using the average price of gold to the average price of palladium. SEOs are calculated by converting gold to a silver equivalent by using the ratio of the average price of gold to the average price of silver and by converting palladium to a silver equivalent by using the average price of palladium to the average price of silver. Average prices are as per the LBMA during the period.

Summary of Ounces Sold

	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017

Gold ounces sold

Sudbury [2]	4,864	2,560	4,400	5,186	12,059	3,237	5,822	6,887

Salobo	75,351	65,139	70,734	54,645	71,683	67,198	50,478	63,007

Constancia	3,645	2,980	2,172	3,247	1,965	2,206	2,356	2,315

San Dimas [3]	8,453	9,771	3,738	-	-	-	-	-

Stillwater	3,473	2,075	-	-	-	-	-	-

Other

Minto [4]	2,674	796	2,284	1,763	2,020	4,603	6,988	9,902

777	4,353	5,921	3,812	5,132	6,568	5,304	6,321	6,286

Total Other	7,027	6,717	6,096	6,895	8,588	9,907	13,309	16,188

Total gold ounces sold	102,813	89,242	87,140	69,973	94,295	82,548	71,965	88,397

Silver ounces sold

San Dimas [3]	-	-	1,070	1,372	1,299	962	845	796

Peñasquito	901	1,241	1,547	1,227	1,537	1,109	1,639	860

Antamina	1,300	1,333	1,422	1,413	1,769	1,537	1,453	1,170

Constancia	629	567	410	574	491	491	559	383

Other

Los Filos	15	27	35	52	16	43	42	32

Zinkgruvan	543	326	297	391	597	305	398	296

Yauliyacu	317	697	521	360	642	364	423	403

Stratoni	78	125	171	148	110	84	123	195

Minto [4]	22	-	28	(1)	34	43	39	37

Cozamin [5]	-	-	-	-	-	23	125	232

Neves-Corvo	240	234	178	169	119	117	114	153

Aljustrel	226	302	-	-	-	-	-	-

Lagunas Norte [6]	-	1	65	236	237	242	204	217

Pierina [6]	-	-	54	88	106	102	136	150

Veladero [6]	-	2	104	161	211	201	144	159

777	129	163	70	153	124	135	125	142

Total Other	1,570	1,877	1,523	1,757	2,196	1,659	1,873	2,016

Total silver ounces sold	4,400	5,018	5,972	6,343	7,292	5,758	6,369	5,225

Palladium ounces sold

Stillwater	5,049	3,668	-	-	-	-	-	-

GEOs sold [7]	159,667	154,222	162,715	149,987	189,882	158,401	159,161	163,032

SEOs sold [7]	13,478	12,462	12,855	11,892	14,488	12,024	11,625	11,412

Cumulative payable gold ounces PBND [8]	77,470	77,588	70,259	75,153	72,707	75,862	67,827	64,498

Cumulative payable silver ounces PBND [8]	3,284	3,062	3,375	4,126	3,828	4,661	3,662	3,571

Cumulative payable palladium ounces PBND [8]	5,282	4,671	-	-	-	-	-	-

Gold / Silver Ratio [7]	84.4	80.8	79.0	79.3	76.3	75.9	73.0	70.0

Palladium / Silver Ratio [7]	79.1	63.4	59.2	61.8	59.3	53.5	47.7	44.0

Gold / Palladium Ratio [7]	1.1	1.3	1.3	1.3	1.3	1.4	1.5	1.6

1)	All figures in thousands except gold and palladium ounces sold.
2)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests. The Stobie gold interest was placed into care and maintenance as of May 2017.
3)

Pursuant to the San Dimas SPA with Primero, the Company acquired 100% of the payable silver produced at San Dimas up to 6 million ounces annually, and 50% of any excess for the life of the mine. The San Dimas SPA was terminated on May 10, 2018 and concurrently the Company entered into the new San Dimas PMPA.

4)	The Minto mine was placed into care and maintenance in October 2018.
5)	The Cozamin precious metal purchase agreement expired on April 4, 2017.
6)	In accordance with the Pascua-Lama precious metal purchase agreement, all deliveries from Lagunas Norte, Pierina and Veladero ceased effective March 31, 2018.
7)

GEOs and SEOs are provided to assist the reader. GEOs are calculated by converting silver to a gold equivalent by using the ratio of the average price of gold to the average price of silver and by converting palladium to a gold equivalent by using the average price of gold to the average price of palladium. SEOs are calculated by converting gold to a silver equivalent by using the ratio of the average price of gold to the average price of silver and by converting palladium to a silver equivalent by using the average price of palladium to the average price of silver. Average prices are as per the LBMA during the period.

8)

Payable gold, silver and palladium ounces produced but not yet delivered (“PBND”) are based on management estimates. These figures may be updated in future periods as additional information is received.

Results of Operations

The operating results of the Company’s reportable operating segments are summarized in the tables and commentary below.

Three Months Ended December 31, 2018
	Ounces Produced²	Ounces Sold	Average Realized Price ($‘s Per Ounce)		Average Cash Cost ($‘s Per Ounce)[3]		Average Depletion ($‘s Per Ounce)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Sudbury [4]	7,053	4,864		$1,231		$400		$795	$5,988	$175	$4,043	$366,463

Salobo	76,995	75,351		1,228		400		386	92,496	33,258	62,356	2,706,060

Constancia	4,266	3,645		1,225		400		374	4,467	1,645	3,008	117,547

San Dimas	10,092	8,453		1,241		600		558	10,486	694	5,414	208,195

Stillwater	3,472	3,473		1,232		220		528	4,278	1,680	3,513	236,432

Other [5]	5,689	7,027		1,228		381		337	8,628	3,585	5,771	21,359

	107,567	102,813		$1,229		$409		$421	$126,343	$41,037	$84,105	$3,656,056

Silver

Peñasquito	1,455	901		$14.66		$4.17		$2.96	$13,211	$6,791	$9,454	$388,722

Antamina	1,225	1,300		14.57		2.92		8.70	18,945	3,832	14,898	710,077

Constancia	695	629		14.49		5.90		7.14	9,116	913	5,405	246,231

Other [6]	2,124	1,570		14.81		5.89		2.41	23,238	10,214	13,415	502,638

	5,499	4,400		$14.66		$4.66		$5.06	$64,510	$21,750	$43,172	$1,847,668

Palladium

Stillwater	5,869	5,049		$1,137		$205		$463	$5,738	$2,363	$4,703	$259,693

Cobalt

Voisey’s Bay	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$393,422

Operating results									$196,591	$65,150	$131,980	$6,156,839

Other

General and administrative										$(21,143)	$(6,175)

Finance costs										(13,836)	(17,445)

Other										(4,670)	217

Income tax expense										(18,673)	(116)

Total Other										$(58,322)	$(23,519)	$313,207

										$6,828	$108,461	$6,470,046
1)	All figures in thousands except gold and palladium ounces produced and sold and per ounce amounts.
2)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)

Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests, the non-operating Victor gold interest and the Stobie gold interest which was placed into care and maintenance during the second quarter of 2017.

5)	Comprised of the operating 777 gold interest in addition to the non-operating Rosemont and Minto gold interests. The Minto mine was placed into care and maintenance in October 2018.
6)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel and 777 silver interests as well as the non-operating Keno Hill, Minto, Loma de La Plata, Pascua-Lama and Rosemont silver interests. The Minto mine was placed into care and maintenance in October 2018.

On a gold equivalent and silver equivalent basis, results for the Company for the three months ended December 31, 2018 were as follows:

Three Months Ended December 31, 2018
	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) [3]	Cash Operating Margin ($‘s Per Ounce) [4]	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)

Gold equivalent basis	178,215	159,667	$1,231	$398	$833	$425	$408

Silver equivalent basis	15,044	13,478	$14.59	$4.72	$9.87	$5.03	$4.84
1)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.

Three Months Ended December 31, 2017

	Ounces Produced²	Ounces Sold	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce)[3]	Average Depletion ($‘s Per Ounce)	Sales	Gross Margin	Impairment Charges [4]	Net Earnings (Loss)	Cash Flow From Operations	Total Assets

Gold

Sudbury [5]	8,568	12,059	$1,283	$400	$769	$15,468	$1,366	$-	$1,366	$10,667	$379,988

Salobo	76,153	71,683	1,275	400	381	91,361	35,390	-	35,390	62,688	2,808,732

Constancia	2,947	1,965	1,273	400	409	2,501	910	-	910	1,715	122,051

Other [6]	8,806	8,588	1,286	386	478	11,048	3,623	-	3,623	8,771	31,818

	96,474	94,295	$1,277	$399	$440	$120,378	$41,289	$-	$41,289	$83,841	$3,342,589

Silver

San Dimas [7]	1,324	1,299	$16.33	$4.32	$1.46	$21,206	$13,693	$-	$13,693	$15,595	$134,862

Peñasquito	1,561	1,537	17.05	3.87	2.88	26,200	15,815	-	15,815	20,245	403,250

Antamina	1,434	1,769	16.74	3.35	9.81	29,620	6,346	-	6,346	23,700	757,638

Constancia	621	491	16.80	5.90	7.36	8,251	1,736	-	1,736	5,353	261,803

Other [8]	2,189	2,196	16.79	5.60	3.65	36,891	16,558	(228,680)	(212,122)	24,690	523,135

	7,129	7,292	$16.75	$4.48	$4.84	$122,168	$54,148	$(228,680)	$(174,532)	$89,583	$2,080,688

Operating results						$242,546	$95,437	$(228,680)	$(133,243)	$173,424	$5,423,277

Other

General and administrative									$(8,913)	$(5,394)

Finance costs									(7,279)	(6,729)

Other									11,529	3,831

Income tax recovery									194	(49)

Total other									$(4,469)	$(8,341)	$260,036

									$(137,712)	$165,083	$5,683,313

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)

Ounces produced represent the quantity of gold and silver contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Relates to the Pascua Lama PMPA.
5)

Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests, the non-operating Victor gold interest and the Stobie gold interest which was placed into care and maintenance during the second quarter of 2017.

6)	Comprised of the operating Minto and 777 gold interests in addition to the non-operating Rosemont gold interest. The Minto mine was placed into care and maintenance in October 2018.
7)

Pursuant to the San Dimas SPA, the Company acquired 100% of the payable silver produced at San Dimas up to 6 million ounces annually, and 50% of any excess for the life of the mine. On May 10, 2018, the Company terminated the San Dimas SPA and concurrently entered into the new San Dimas PMPA.

8)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Minto, Neves-Corvo, Lagunas Norte, Pierina, Veladero and 777 silver interests as well as the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests. In accordance with the Pascua-Lama PMPA, all deliveries from Lagunas Norte, Pierina and Veladero ceased effective March 31, 2018. Additionally, the Minto mine was placed into care and maintenance in October 2018.

On a gold equivalent and silver equivalent basis, results for the Company for the three months ended December 31, 2017 were as follows:

Three Months Ended December 31, 2017

	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) [3]	Cash Operating Margin ($‘s Per Ounce) [4]	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)

Gold equivalent basis	189,909	189,882	$ 1,277	$ 370	$ 907	$ 405	$ 502

Silver equivalent basis	14,491	14,488	$ 16.74	$ 4.85	$ 11.89	$ 5.30	$ 6.59

1)

Ounces produced represent the quantity of gold and silver contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.

Year Ended December 31, 2018

	Ounces Produced²	Ounces Sold	Average Realized Price ($‘s Per Ounce)		Average Cash Cost ($‘s Per Ounce)[3]		Average Depletion ($‘s Per Ounce)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Sudbury [4]	23,550	17,010		$1,281		$400		$795	$21,785	$1,456	$14,959	$366,463

Salobo	271,105	265,869		1,266		400		386	336,474	127,455	230,126	2,706,060

Constancia	14,029	12,044		1,267		400		374	15,259	5,937	10,441	117,547

San Dimas [5]	26,460	21,962		1,227		600		557	26,943	1,532	13,766	208,195

Stillwater	9,848	5,548		1,222		219		527	6,777	2,637	5,562	236,432

Other [6]	28,247	26,735		1,270		388		391	33,955	13,129	22,162	21,359

	373,239	349,168		$1,264		$409		$419	$441,193	$152,146	$297,016	$3,656,056

Silver

San Dimas [5]	2,213	2,442		$16.62		$4.32		$1.46	$40,594	$26,470	$30,045	$-

Peñasquito	5,222	4,916		15.80		4.17		2.96	77,691	42,662	57,190	388,722

Antamina	5,329	5,468		15.80		3.16		8.70	86,408	21,582	69,143	710,077

Constancia	2,527	2,180		15.63		5.90		7.14	34,082	5,647	21,219	246,231

Other [7]	9,183	6,727		15.58		5.98		3.08	104,804	43,873	64,645	502,638

	24,474	21,733		$15.81		$4.67		$4.69	$343,579	$140,234	$242,242	$1,847,668

Palladium

Stillwater	14,686	8,717		$1,060		$190		$463	$9,240	$3,551	$7,584	$259,693

Cobalt

Voisey’s Bay	–	–	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$393,422

Operating results									$794,012	$295,931	$546,842	$6,156,839

Other

General and administrative										$(51,650)	$(29,509)

Finance costs										(41,187)	(40,363)

Other										(5,826)	1,403

Gain on disposal of the San Dimas SPA										245,715	-

Income tax expense										(15,868)	(960)

Total other										$131,184	$(69,429)	$313,207

										$427,115	$477,413	$6,470,046
1)	All figures in thousands except gold and palladium ounces produced and sold and per ounce amounts.
2)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)

Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests, the non-operating Victor gold interest and the Stobie gold interest which was placed into care and maintenance during the second quarter of 2017.

5)

Pursuant to the San Dimas SPA, the Company acquired 100% of the payable silver produced at San Dimas up to 6 million ounces annually, and 50% of any excess for the life of the mine. On May 10, 2018, the Company terminated the San Dimas SPA and concurrently entered into the new San Dimas PMPA

6)	Comprised of the operating Minto and 777 gold interests in addition to the non-operating Rosemont gold interest. The Minto mine was placed into care and maintenance in October 2018.
7)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Minto, Neves-Corvo, Aljustrel, Lagunas Norte, Pierina, Veladero and 777 silver interests as well as the non-operating Keno Hill, Loma de La Plata, Pascua-Lama and Rosemont silver interests. . In accordance with the Pascua-Lama PMPA, all deliveries from Lagunas Norte, Pierina and Veladero ceased effective March 31, 2018. Additionally, the Minto mine was placed into care and maintenance in October 2018.

On a gold equivalent and silver equivalent basis, results for the Company for the year ended December 31, 2018 were as follows:

Year Ended December 31, 2018

	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) [3]	Cash Operating Margin ($‘s Per Ounce) [4]	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)

Gold equivalent basis	688,120	625,271	$ 1,270	$ 393	$ 877	$ 403	$ 474

Silver equivalent basis	55,588	50,511	$ 15.72	$ 4.87	$ 10.85	$ 4.99	$ 5.86
1)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.

Year Ended December 31, 2017

	Ounces Produced²	Ounces Sold	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce)[3]	Average Depletion ($‘s Per Ounce)	Sales	Gross Margin	Impairment Charges [4]	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Sudbury [5]	33,737	28,005	$1,259	$400	$769	$35,253	$2,504	$-	$2,504	$24,042	$379,988

Salobo	264,656	252,366	1,258	400	381	317,596	120,547	-	120,547	216,650	2,808,732

Constancia	10,208	8,842	1,258	400	409	11,125	3,969	-	3,969	7,575	122,051

Other [6]	46,503	47,992	1,250	364	405	59,967	23,072	-	23,072	38,778	31,818

	355,104	337,205	$1,257	$395	$417	$423,941	$150,092	$-	$150,092	$287,045	$3,342,589

Silver

San Dimas [7]	3,963	3,902	$16.83	$4.30	$1.46	$65,677	$43,174	$-	$43,174	$48,887	$134,862

Peñasquito	6,024	5,145	17.09	4.05	2.88	87,906	52,223	-	52,223	67,050	403,250

Antamina	6,372	5,929	16.97	3.40	9.81	100,617	22,266	-	22,266	80,434	757,638

Constancia	2,199	1,924	17.16	5.90	7.36	33,026	7,505	-	7,505	21,470	261,803

Other [8]	9,731	7,744	17.05	5.35	3.72	132,048	61,774	(228,680)	(166,906)	88,495	523,135

	28,289	24,644	$17.01	$4.49	$4.94	$419,274	$186,942	$(228,680)	$(41,738)	$306,336	$2,080,688

Operating results						$843,215	$337,034	$(228,680)	$108,354	$593,381	$5,423,277

Other

General and administrative									$(34,673)	$(30,298)

Finance costs									(30,399)	(29,570)

Other									13,535	5,874

Income tax recovery									886	(579)

Total other									$(50,651)	$(54,573)	$260,036

									$57,703	$538,808	$5,683,313

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)

Ounces produced represent the quantity of gold and silver contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Relates to the Pascua Lama PMPA.
5)

Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests, the non-operating Victor gold interest and the Stobie gold interest which was placed into care and maintenance during the second quarter of 2017.

6)	Comprised of the operating Minto and 777 gold interests in addition to the non-operating Rosemont gold interest. The Minto mine was placed into care and maintenance in October 2018.
7)

Pursuant to the San Dimas SPA, the Company acquired 100% of the payable silver produced at San Dimas up to 6 million ounces annually, and 50% of any excess for the life of the mine. On May 10, 2018, the Company terminated the San Dimas SPA and concurrently entered into the new San Dimas PMPA.

8)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Minto, Cozamin, Neves-Corvo, Lagunas Norte, Pierina, Veladero and 777 silver interests as well as the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests. In accordance with the Pascua-Lama PMPA, all deliveries from Lagunas Norte, Pierina and Veladero ceased effective March 31, 2018. Additionally, the Cozamin PMPA expired on April 4, 2017 and the Minto mine was placed into care and maintenance in October 2018.

On a gold equivalent and silver equivalent basis, results for the Company for the year ended December 31, 2017 were as follows:

Year Ended December 31, 2017

	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) [3]	Cash Operating Margin ($‘s Per Ounce) [4]	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)

Gold equivalent basis	738,650	671,330	$ 1,256	$ 363	$ 893	$ 391	$ 502

Silver equivalent basis	54,482	49,517	$ 17.03	$ 4.92	$ 12.11	$ 5.30	$ 6.81

1)

Ounces produced represent the quantity of gold and silver contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.

Non-IFRS Measures

Wheaton Precious Metals has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of gold, silver and palladium on a per ounce basis and; (iv) cash operating margin.

i.

Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of the non-cash impairment charges, non-cash fair value (gains) losses, non-cash share of losses of associates and other one-time (income) expenses. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended December 31		Years Ended December 31

(in thousands, except for per share amounts)	2018	2017	2018	2017

Net earnings (loss)	$6,828	$(137,712)	$427,115	$57,703

Add back (deduct):

Impairment loss	-	228,680	-	228,680

Gain on disposal of San Dimas SPA	-	-	(245,715)	-

Share in losses of associate	59	-	432	-

Loss on fair value adjustment of share purchase warrants held	1	6	124	6

Loss on fair value adjustment of Kutcho Convertible Note	661	(215)	2,878	(215)

Fees for contract amendments and reconciliations	-	(8,436)	(248)	(9,424)

Costs associated with the CRA Settlement

Income tax expense related to CRA Settlement	20,334	-	20,334	-

Interest and penalties	4,317	-	4,317	-

Professional fees	4,545	-	4,545	-

Adjusted net earnings	$36,745	$82,323	$213,782	$276,750

Divided by:

Basic weighted average number of shares outstanding	444,057	442,469	443,407	441,961

Diluted weighted average number of shares outstanding	444,429	442,978	443,862	442,442

Equals:

Adjusted earnings per share - basic	$0.08	$0.19	$0.48	$0.63

Adjusted earnings per share - diluted	$0.08	$0.19	$0.48	$0.63

ii.

Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended December 31		Years Ended December 31

(in thousands, except for per share amounts)	2018	2017	2018	2017

Cash generated by operating activities	$108,461	$165,083	$477,413	$538,808

Divided by:

Basic weighted average number of shares outstanding	444,057	442,469	443,407	441,961

Diluted weighted average number of shares outstanding	444,429	442,978	443,862	442,442

Equals:

Operating cash flow per share - basic	$0.24	$0.37	$1.08	$1.22

Operating cash flow per share - diluted	$0.24	$0.37	$1.08	$1.22

iii.

Average cash cost of gold, silver and palladium on a per ounce basis is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a reconciliation of average cash cost of gold, silver and palladium on a per ounce basis.

	Three Months Ended December 31			Years Ended December 31

(in thousands, except for gold and palladium ounces sold and per ounce amounts)	2018	2017		2018	2017

Cost of sales	$131,441		$147,109	$498,081		$506,181

Less: depletion	(67,843)		(76,813)	(252,287)		(262,380)

Cash cost of sales	$63,598		$70,296	$245,794		$243,801

Cash cost of sales is comprised of:

Total cash cost of gold sold	$42,054		$37,603	$142,728		$133,165

Total cash cost of silver sold	20,508		32,693	101,410		110,636

Total cash cost of palladium sold	1,036		-	1,656		-

Total cash cost of sales	$63,598		$70,296	$245,794		$243,801

Divided by:

Total gold ounces sold	102,813		94,295	349,168		337,205

Total silver ounces sold	4,400		7,292	21,733		24,644

Total palladium ounces sold	5,049		-	8,717		-

Equals:

Average cash cost of gold (per ounce)	$409		$399	$409		$395

Average cash cost of silver (per ounce)	$4.66		$4.48	$4.67		$4.49

Average cash cost of palladium (per ounce)	$205	$	n.a.	$190	$	n.a.

iv.

Cash operating margin is calculated by subtracting the average cash cost of gold, silver and palladium on a per ounce basis from the average realized selling price of gold, silver and palladium on a per ounce basis. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

(in thousands, except for gold and palladium ounces sold and per ounce amounts)	2018	2017		2018	2017

Total sales:

Gold	$126,343		$120,378	$441,193		$423,941

Silver	$64,510		$122,168	$343,579		$419,274

Palladium	$5,738		$-	$9,240		$-

Divided by:

Total gold ounces sold	102,813		94,295	349,168		337,205

Total silver ounces sold	4,400		7,292	21,733		24,644

Total palladium ounces sold	5,049		-	8,717		-

Equals:

Average realized price of gold (per ounce)	$1,229		$1,277	$1,264		$1,257

Average realized price of silver (per ounce)	$14.66		$16.75	$15.81		$17.01

Average realized price of palladium (per ounce)	$1,137	$	n.a.	$1,060	$	n.a.

Less:

Average cash cost of gold [1] (per ounce)	$(409)		$(399)	$(409)		$(395)

Average cash cost of silver [1] (per ounce)	$(4.66)		$(4.48)	$(4.67)		$(4.49)

Average cash cost of palladium [1] (per ounce)	$(205)	$	n.a.	$(190)	$	n.a.

Equals:

Cash operating margin per gold ounce sold	$820		$878	$855		$862

As a percentage of realized price of gold	67%		69%	68%		69%

Cash operating margin per silver ounce sold	$10.00		$12.27	$11.14		$12.52

As a percentage of realized price of silver	68%		73%	70%		74%

Cash operating margin per palladium ounce sold	$932	$	n.a.	$870	$	n.a.

As a percentage of realized price of palladium	82%		n.a.	82%		n.a.

1)	Please refer to non-IFRS measure (iii), above.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For more detailed information, please refer to Wheaton Precious Metals’ MD&A available on the Company’s website at www.wheatonpm.com and posted on SEDAR at www.sedar.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

●	estimated future production as a result of the Salobo Expansion;
●

the construction timeline, including completion, of the mine expansion, including the underground mines, at Voisey’s Bay by Vale and the commencement and timing of delivery of cobalt by Vale under the Voisey’s Bay cobalt purchase agreement;

●	the receipt by Hudbay of a Mine Plan of Operations from the U.S. Forest Service in respect of the Rosemont project and the commencement of production at the Rosemont project;
●

the effect of the Servicio de Administración Tributaria (“SAT”) legal claim on the business, financial condition, results of operations and cash flows for 2010-2014 and 2015-2019 in respect of the San Dimas mine;

●	the repayment of the Kutcho convertible note;
●	the ability of Barrick Gold Corporation (“Barrick”) to advance the Pascua-Lama project (as defined herein);
●	the development and commencement of mining of the Pampacancha deposit at the Constancia mine;
●	proposed improvements at mining operations, including the San Dimas mine;
●	future payments by the Company in accordance with precious metal purchase agreements, including any acceleration of payments, estimated throughput and exploration potential;
●	projected increases to Wheaton’s production and cash flow profile;
●	the expansion and exploration potential at the Salobo and Peñasquito mines;
●	projected changes to Wheaton’s production mix;
●	anticipated increases in total throughput;
●	the estimated future production (including increases in production, estimated grades and recoveries);
●	the future price of commodities;
●	the estimation of mineral reserves and mineral resources;
●	the realization of mineral reserve estimates;
●	the timing and amount of estimated future production (including 2019 and average attributable annual production over the next five years);
●	the costs of future production;
●	reserve determination;
●	estimated reserve conversion rates and produced but not yet delivered ounces;
●	any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive precious metal stream interests;
●	confidence in the Company’s business structure;
●	the Company’s estimation of the cash taxes payable in respect of the 2005 to 2010 taxation years as a result of the CRA Settlement;
●	the Company’s assessment of the impact of the CRA Settlement for years subsequent to 2010;
●	possible audits for taxation years subsequent to 2015;
●	the Company’s intention to file future tax returns in a manner consistent with the CRA Settlement; and
●	assessments of the impact and resolution of various legal and tax matters, including but not limited to outstanding class actions.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

●	Vale is unable to produce the estimated future production in connection with the Salobo Expansion;
●

Vale does not meet the construction timeline, including anticipated completion, of the mine expansion, including the underground mines, at Voisey’s Bay or Vale is unable to commence, or the timing of delivery of cobalt by Vale is delayed or deferred under the Voisey’s Bay cobalt purchase agreement;

●

Wheaton is unable to sell its cobalt production delivered under the Voisey’s Bay cobalt purchase agreement at acceptable prices or at all or there is a decrease in demand for cobalt, the decrease in uses for cobalt or the discovery of new supplies of cobalt, any or all of which could result in a decrease to the price of cobalt or a decrease in the ability to sell cobalt;

●	Hudbay does not receive the Mine Plan of Operations from the U.S. Forest Service in respect of the Rosemont project;
●

First Majestic being able to defend the validity of the 2012 APA, is unable to pay taxes in Mexico based on realized silver prices or the SAT proceedings or actions otherwise having an adverse impact on the business, financial condition or results of operation in respect of the San Dimas mine;

●	Kutcho not being able to make payments under the Kutcho Convertible Note;
●	Hudbay will not commence development and /or mining of the Pampacancha deposit at the Constancia mine;
●	proposed improvements at mining operations, including the San Dimas mine, will not be achieved;
●	that each party does not satisfy its obligations in accordance with the terms of the precious metal purchase agreements;
●

risks related to the satisfaction of each party’s obligations in accordance with the terms of the Company’s precious metal purchase agreements, including the ability of the companies with which the Company has precious metal purchase agreements to perform their obligations under those precious metal purchase agreements in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies, any acceleration of payments, estimated throughput and exploration potential;

●	fluctuations in the price of commodities;
●

risks related to the mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the mining operations are located, and changes in project parameters as plans continue to be refined;

●

absence of control over the mining operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the mining operations as the basis for its analyses, forecasts and assessments relating to its own business;

●	differences in the interpretation or application of tax laws and regulations or accounting policies and rules;
●

Wheaton’s interpretation of, or compliance with, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company’s business operations being materially different than currently contemplated;

●	any challenge by the CRA of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings;
●	any reassessment of the Company’s tax filings and the continuation or timing of any such process being outside the Company’s control;
●	any requirement to pay reassessed tax, and the amount of any tax, interest and penalties that may be payable changing due to currency fluctuations;
●

risks in estimating cash taxes payable in respect of the 2005 to 2010 taxation years and assessing the impact of the CRA Settlement for years subsequent to 2010, including whether there will be any material change in the Company’s facts or change in law or jurisprudence;

●	credit and liquidity risks;
●	indebtedness and guarantees risks;
●	mine operator concentration risks;
●	hedging risk;
●	competition in the streaming industry;
●	risks related to Wheaton’s acquisition strategy;
●	risks related to the market price of the common shares of Wheaton (the “Common Shares”);
●	equity price risks related to Wheaton’s holding of long-term investments in other companies;
●	risks related to interest rates;
●	risks related to the declaration, timing and payment of dividends;
●	the ability of Wheaton and the mining operations to retain key management employees or procure the services of skilled and experienced personnel;
●	litigation risk associated with outstanding legal matters;
●	risks related to claims and legal proceedings against Wheaton or the mining operations;
●	risks relating to activist shareholders;
●	risks relating to reputational damage;
●	risks relating to unknown defects and impairments;
●	risks relating to security over underlying assets;
●	risks related to ensuring the security and safety of information systems, including cyber security risks;
●	risks related to the adequacy of internal control over financial reporting;
●	risks related to fluctuations in commodity prices of metals produced from the mining operations other than precious metals or cobalt;
●	risks related to governmental regulations;
●	risks related to international operations of Wheaton and the mining operations;
●	risks relating to exploration, development and operations at the mining operations;
●	risks related to environmental regulations and climate change;
●	the ability of Wheaton and the mining operations to obtain and maintain necessary licenses, permits, approvals and rulings;
●	the ability of Wheaton and the mining operations to comply with applicable laws, regulations and permitting requirements;
●	lack of suitable infrastructure and employees to support the mining operations;
●	uncertainty in the accuracy of mineral reserve and mineral resource estimates;
●	inability to replace and expand mineral reserves;
●

risks relating to production estimates from mining operations, including anticipated timing of the commencement of production by certain mining operations (including increases in production, estimated grades and recoveries);

●	uncertainties related to title and indigenous rights with respect to the mineral properties of the mining operations;

●	the ability of Wheaton and the mining operations to obtain adequate financing;

●	the ability of the mining operations to complete permitting, construction, development and expansion;

●	challenges related to global financial conditions;

●	risks relating to future sales or the issuance of equity securities; and

●

other risks discussed in the section entitled “Description of the Business – Risk Factors” in Wheaton’s Annual Information Form available on SEDAR at www.sedar.com, and in Wheaton’s Form 40-F for the year ended December 31, 2018 and Form 6-K filed March 20, 2019 both on file with the U.S. Securities and Exchange Commission in Washington, D.C. (the “Disclosure”).

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:

●	Vale is able to produce the estimated future production as a result of the Salobo Expansion;

●

Vale is able to meet the construction timeline, including anticipated completion, of the mine expansion, including the underground mines, at Voisey’s Bay and Vale is able to commence and meet its timing for delivery of cobalt under the Voisey’s Bay cobalt purchase agreement;

●

Wheaton is able to sell cobalt production delivered under the Voisey’s Bay cobalt purchase agreement at acceptable prices and the demand and uses for cobalt will not significantly decrease and the supply of cobalt will not significantly increase;

●	that Hudbay will receive the Mine Plan of Operations from the U.S. Forest Service in respect of the Rosemont project;

●	that Kutcho will make all required payments and not be in default under the Kutcho Convertible Note;

●	Hudbay will commence development and /or mining of the Pampacancha deposit at the Constancia mine or will deliver a delay payment in accordance with the precious metals purchase agreement;

●	proposed improvements at mining operations, including the San Dimas mine, will be achieved;

●	that Wheaton will be able to terminate the Pascua-Lama precious metal purchase agreement in accordance with its terms;

●	that each party will satisfy their obligations in accordance with the precious metal purchase agreements;

●	that there will be no material adverse change in the market price of commodities;

●	that the mining operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;

●	that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;

●	that Wheaton will be able to source and obtain accretive precious metal stream interests;

●	expectations regarding the resolution of legal and tax matters, including the ongoing class action litigation and CRA audits involving the Company;

●	that Wheaton will be successful in challenging any reassessment by the CRA;

●	that Wheaton has properly considered the application of Canadian tax law to its structure and operations;

●	that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law;

●	that Wheaton’s ability to enter into new precious metal purchase agreements will not be impacted by any CRA reassessment;

●	expectations and assumptions concerning prevailing tax laws and the potential amount that could be reassessed as additional tax, penalties and interest by the CRA;

●

that Wheaton’s estimation of cash taxes payable in respect of the 2005 to 2010 taxation years as a result of the CRA Settlement and the Company’s assessment of the impact of the CRA Settlement for years subsequent to 2010 are accurate, including the Company’s assessment that there will be no material change in the Company’s facts or change in law or jurisprudence for years subsequent to 2010;

●	the estimate of the recoverable amount for any precious metal purchase agreement with an indicator of impairment; and

●	such other assumptions and factors as set out in the Disclosure.

Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.

There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made.

Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton’s Annual Information Form for the year ended December 31, 2017 and other continuous disclosure documents filed by Wheaton since January 1, 2018, available on SEDAR at www.sedar.com. Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). These definitions differ from the definitions in Industry Guide 7 (“SEC Industry Guide 7”) under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Also, under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained herein that describes Wheaton’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton’s Form 40-F, a copy of which may be obtained from Wheaton or from http://www.sec.gov/edgar.shtml.

In accordance with the Company’s MD&A and financial statements, reference to the Company includes the Company’s wholly owned subsidiaries.

For further information, please contact:

Patrick Drouin

Senior Vice President, Investor Relations

Wheaton Precious Metals Corp.

Tel: 1-844-288-9878

Email: info@wheatonpm.com

Website: www.wheatonpm.com